2023 REPORT

Aquagga, Inc.

Dear investors,

Aquagga has had a transformative year marked by significant accomplishments and a few challenges as we continue to grow. We successfully completed our first industrial pilot, demonstrating the viability of our Hydrothermal Alkaline Treatment (HALT) technology for PFAS destruction at scale. This was a major step forward in proving our solution's effectiveness in real-world applications.

Additionally, we published a peer-reviewed paper in collaboration with 3M, solidifying our credibility in the scientific community and showcasing the impact of our technology. The successful completion of two Department of Defense (DoD) demonstrations further validated our technology's capability to handle PFAS destruction in high-impact, government-regulated environments.

On the organizational front, we underwent a key leadership transition, with CEO Nigel Sharp moving into an advisory capacity, allowing him to focus on strategic initiatives while bringing in new leadership to drive day-to-day operations. This shift, combined with our first sales hire, positions Aquagga to ramp up our commercialization efforts.

One of the most promising developments has been the increased traction in the semiconductor market, where PFAS contamination is a significant concern. Our HALT technology has begun to attract attention in this sector, offering a powerful solution to a critical problem.

However, as with any growing company, challenges remain. Scaling our operations to meet demand while ensuring cost-effective implementation is a priority. Furthermore, pushing for greater regulatory recognition and adoption of our technology is essential to accelerate market penetration and

adoption of our technology is essential to accelerate market penetration and ensure widespread impact. We remain committed to overcoming these obstacles as we continue to expand Aquagga's footprint in the cleantech industry.

We need your help!

Investors can support Aquagga by making introductions to venture capital, private equity, and family offices with a focus on cleantech and impact investments. Additionally, connections with potential customers in industrial sectors like chemical manufacturing and semiconductors are valuable as we expand our Hydrothermal Alkaline Treatment (HALT) technology for PFAS destruction. Investors can also help by raising public awareness of PFAS contamination issues and advocating for stronger regulations and wider adoption of innovative solutions like Aquagga's HALT technology, which is crucial for accelerating its impact and driving positive environmental change.

Sincerely,

How did we do this year?



REPORT CARD

B+

☺ **The Good**

First industrial pilot, mobilizing our Steed system & team for a 3-week project demonstrating >99% destruction

Back-to-back pilots at a DoD installation in California treating AFFF & PFAS-impacted groundwater

Grew our team to 16, adding our first full-time sales role

☹ **The Bad**

Customer conversion from pilot to full-scale remains a long process

Timing of regulatory landscape for discharge & waste disposal remains unclear

Leadership transition in August, with CEO Nigel Sharp moving into an executive advisory role

2023 At a Glance

January 1 to December 31





$2,341,142 **+303%**
Revenue

-$215,824
Net Loss

$139,032 **+869%**
Short Term Debt



$518,549
Raised in 2023

$377,473
Cash on Hand
As of 10/16/24

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$2,341,142

$581,649

-$366,526

-$215,824

2022   2023

Net Margin: -9%   Gross Margin: 0%   Return on Assets: -31%   Earnings per Share: -$0.01   Revenue per Employee: $146,321

Cash to Assets: 49%   Revenue to Receivables: 2,166   Debt Ratio: 34%

📄 2022_and_2023_Aquagga_Financials.xlsx   📄 2022_and_2023_Changes_in_SH_Equity.xlsx

📄 2022_and_2023_Aquagga_Financials-output.pdf

We ❤ Our 183 Investors

Thank You For Believing In Us

Thibaut LaBarre	Steven Alexander Littaua	Marcus Mendiola	Delores Ollie	Weston Johnson	David Macario
Cody Heisinger	David Donaldson	Martin Brenner	Lisa Graham	Prabhudas Chelumala	Scott E Kaplan
Matt Riordan	John Doll	Johnny Evans	Michael Z Furer	Gregg Carlson	Dan Devlin
Ulrika Munther	William Sarni	Garrett Gross	Haleigh Reed	Francisco Luquin	Nicholas Ellingson
Florian Hoornaar	Ashley Cooper	David Kempisty	Michael Pinkard	Tim Hanna	Martin Nielson
Bill Robinson	Martino Finotelli	Jeff Allen	Ross Johnston	Brendan Moloney	Rosanna Leroe-Munoz
Rick Fichera	Eric McCallum	Cameron Alder	Maximiliano Grass	Julie Penner	Ston Nguyen
Nigel Wylie	Richard Krejcarek	David Fantom	Chris Kibbe	Scott Larson	Grace Park-Bradbury
Chantelle Ludski	Clinton Meyer	Curtis Wood	Nick Ost	Sameer Dawande	Roderick Herron
Lars Carver	Felix Vayssieres	Isaac Johnson	Kim Kuncl	Chris Kolbegger	Wayne Burkholder
John Frederick Adderholdt	Chris D. Busick	Simon Horrer	Riley Hume	Alan Shapiro	Sidney Mahanay
Erika Houtz	Ryan James Carlson	Bucky Frost	Gloria S	Lynda S BEST	Fabio Weiss Ferreira Chaves
Tyler Gale	Edward Kelly Medlock	Brian Topper	John Heide	Thomas Lynch	Mike Catsi
Stephanie Hooks	Allen Jarocha	Whoopi Goldberg	Suzie Clary	Frank DeCecco	Kelly Henley
Theodore OSHMAN	Andres Gomez	Martha Wiedemann	David Harrison	Jonathan Hendrickson	Michael E. Bielewicz
Robert Jay Martin	Barbara Tibbetts	Thomas Smith	Igor Tsukerman	Matthew Ingram	Makoto Eyre
Andrew McAfee	Joel Ebers	Jean Ikezoe-Halevi	Ken Burgener	Kelton Shockey	Linda Janes
Rachael Brown	Neetal Parekh	Curtis Stewart	Mitchell Kunkler	Ryan Spor	Ray Riechert
Holly Rice	Kyle Hay	Vincent Mach	Joseph Purcell	Keith Nation	Andrew G. Roots
Mia Paradiso	Daniel Johnsen	Tracy Kessner	James Wheeler	Donald McDaniel	Tara Bradley
Kurt Wickham	Bruce Taylor	Bernadette Drumm	Ben Endress	Hans Ulrich Engel	Laura Loomis
Leif Elgethun	Connor Green	Ulrich Eilers	Mike Mutto	Jonathan Loomis	Chris MOMOSE
Clare Petrich	Peter Ullrich	Bradley McMahon	Quy Nguyen	Benedetg Cajacob	Samantha McLelland
Joris Strypens	Raffaele Chiacchia	Hendrik Bratsch	Michael Doyle	Heidi Mauer Wunsch	Leanne Werner

Yosef Hertz | Stena Troyer | Thaddeus Onwuka | Danny Shamoon | Sarah Waterman | Miranda Berger
Peyton Dalton

Thank You!

From the Aquagga, Inc. Team



Chris Woodruff

Co-Founder & COO, Interim CEO

Chris Woodruff brings a blend of mechanical engineering, project management, and operational experience spanning the construction, aerospace, and...



Brian Pinkard

Co-Founder & CTO

Dr. Brian Pinkard has previously spearheaded efforts at the University of Washington to develop mobile hydrothermal systems for the destruction of bulk chemical...



Nigel Sharp

Executive Advisor

Serial entrepreneur, technologist, and Techstars Alum, Nigel Sharp has held successive Entrepreneur in Residence roles at the University of Colorado Boulder, and the...



Mike Czerski

Senior Mechanical Engineer

Mike Czerski has worked on a wide variety of projects ranging from football helmet design to the design of an experimental...



Ariella Halevi

Mechanical Design Engineer

Ariella Halevi is a Solidworks master, has experience with consumer product design and completed an AmeriCorps...



Cody Thomsen

Mechanical Engineer

Cody Thomsen is a recent graduate from the University of Washington Mechanical Engineering program, currentl...



Hilary Joyner

Senior Marketing Manager

Hilary is a marketing professional with more than a decade of experience in content creation, project management,...



Calvin Rhodes

Mechanical Design Engineer

Calvin Rhodes is a multidisciplinary Mechanical Engineer working on Engineering Development and...



Somnath Mukherjee

Senior Controls Engineer

Somnath (Som) holds a Master's degree in Electrical Engineering from the University of Washington, Seattle. He has...



Gus Millevolte

Research Engineer

Gus has spent the last decade studying neural control systems and self-learning algorithms for control optimization. He...



Quinn Huelsbeck

Operations Manager

Quinn is a dedicated Lean/Continuous Improvement Leader who excels at using proven methods and cutting-...



Angie Karsama

Marketing Manager

Angie Karsama is a B2B marketing professional who brings a wealth of knowledge in technical marketing, business...



Conrad Austin

Test Engineer



Annie Heble

Postdoctoral Research
Fellow



Josh Arvin

Mechanical Engineer



Juliet Veskova

Lab Technician



Daniel Nelson

Director of Industrial Sales

Details

The Board of Directors

Director	Occupation	Joined
Brian Pinkard	CTO @ Aquagga Inc.	2019
Christopher Woodruff	COO @ Aquagga Inc.	2021
Steven Strickler	Radiologist @ Bartlett Regional Hospital	2024

Officers

Officer	Title	Joined
Brian Pinkard	CTO	2019
Christopher Woodruff	COO	2021

Voting Power ?

Holder	Securities Held	Voting Power
Christopher Woodruff	6,996,094 Common Stock	24.4%
Nigel Sharp	6,996,094 Common Stock	32.5%
Brian Pinkard	6,996,094 Common Stock	24.4%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2020	$8,300		Section 4(a)(2)
03/2021	$25,000	Safe	Section 4(a)(2)
03/2021	$25,000	Safe	Section 4(a)(2)
04/2021	$25,000	Safe	Section 4(a)(2)
06/2021	$25,000	Safe	Section 4(a)(2)
06/2021	$25,000	Safe	Section 4(a)(2)
07/2021	$25,000	Safe	Section 4(a)(2)
03/2022	$75,000	Safe	Section 4(a)(2)
03/2022	$75,000	Safe	Section 4(a)(2)
03/2022	$75,000	Safe	Section 4(a)(2)
03/2022	$40,000	Safe	Section 4(a)(2)
04/2022	$25,000	Safe	Section 4(a)(2)
05/2022	$25,000	Safe	Section 4(a)(2)
10/2022	$100,000		Section 4(a)(2)
12/2022	$50,000	Safe	Regulation D, Rule 506(c)
12/2022	$50,000	Safe	Regulation D, Rule 506(c)

12/2022	$50,000	Safe	Regulation D, Rule 506(c)
12/2022	$50,000	Safe	Regulation D, Rule 506(c)
04/2023	$25,000	Safe	Regulation D, Rule 506(c)
05/2023	$308,549		4(a)(6)
05/2023	$25,000	Safe	Regulation D, Rule 506(c)
06/2023	$10,000		506(c)
08/2023	$25,000	Safe	Regulation D, Rule 506(c)
08/2023	$20,000	Safe	Regulation D, Rule 506(c)
08/2023	$10,000	Safe	Regulation D, Rule 506(c)
08/2023	$30,000	Safe	Regulation D, Rule 506(c)
08/2023	$25,000	Safe	Regulation D, Rule 506(c)
08/2023	$10,000	Safe	Regulation D, Rule 506(c)
08/2023	$20,000	Safe	Regulation D, Rule 506(c)
08/2023	$10,000	Safe	Regulation D, Rule 506(c)
01/2024	$300,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA ❓	06/15/2020	$8,300	$13,500 ❓	3.75%	06/15/2050	Yes
Craft3 ❓	10/28/2022	$100,000	$121,018 ❓	7.0%	10/01/2027	Yes
MDF Fund I, LP ❓	01/22/2024	$300,000	$246,427 ❓	9.0%	02/01/2026	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	30,000,000	16,061,970	Yes

Warrants:	0
Options:	3,620,096

Form C Risks:

Technical risks associated with system design and material longevity in highly corrosive internal system operating environments continue to be an area requiring further technical R&D and practical demonstrations of systems for real-world operating conditions.

Long-term business viability on a singular product line and associated recurring revenues are hard to predict, as the number of systems we will need to sell versus the number which may be leased or contracted is still somewhat unclear. Further product diversification will be needed, which inherently will take investment and non-dilutive funds which would have to be secured in the future.

Currently, we're centered around a singular product line and primarily focused on the PFAS destruction problem. Product diversification in the short/medium term may be risky, and it takes 18 months+ of development to bring new hardware products to market outside of our current products in development.

Regulatory and permitting are mandated at the federal, state, and municipal levels. This adds complexity to the operating landscape and could make certain markets harder or more time-consuming than others to successfully deploy into.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Investor understands that the Company is a public benefit corporation, as defined in Section 362(a) of the General Corporation Law of Delaware, and acknowledges receipt of the notice required under Section 362(c) of the General Corporation Law of Delaware.

Potentially infringing on the patents of other companies: The company may inadvertently use technology that is covered by a patent held by another company, which could result in a lawsuit. And this is equally true of copyrighted or trademarked materials and will need further extensive searches and additional IP attorney resources to mitigate.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be

converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
Aquagga, Inc.

Delaware Public Benefit Corporation
Organized August 2019
16 employees
748 Market Street
Tacoma WA 98402 https://www.aquagga.com/

Business Description

Refer to the Aquagga, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Aquagga, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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